Exhibit (a)(1)(C)
Offer to Purchase

All Issued and Outstanding Shares of Common Stock

of

KEZAR LIFE SCIENCES, INC.

at

A Cash Amount of $6.955 per Share, Plus One Nontransferable Contractual Contingent Value Right for Each Share (“CVR”), Which Represents the Right to Receive One or More Potential Cash Payments, Contingent upon: (i) Final Net Cash in Excess of $50,000,000; (ii) If the Initiation of a Clinical Study of the Legacy Assets Occurs By the Second (2nd) Anniversary of the Closing Date, the Achievement of Legacy Asset Milestones or Legacy Asset Royalties Within Ten (10) Years Following the Closing Date; (iii) the Receipt of Proceeds from Any Legacy Asset Transaction Agreement that is Entered Into Within Two (2) Years Following the Closing Date and Such Proceeds Are Received Within Ten (10) Years Following the Closing Date; and (iv) the Receipt of Proceeds from the Everest Collaboration or the Enodia Asset Purchase Agreement Within Ten (10) Years Following the Closing Date, in Each Case as Described in the CVR Agreement.

Pursuant to the Offer to Purchase

Dated April 13, 2026

by
AURINIA PHARMA U.S., INC.

AURINIA MERGER SUB, INC.
a wholly owned subsidiary of Purchaser

and
AURINIA PHARMACEUTICALS INC.
solely for purposes of Section 10.13 of the Merger Agreement

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER
11:59 P.M. EASTERN TIME ON MAY 8, 2026 (THE “EXPIRATION DATE”),
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
April 13, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Aurinia Pharma U.S., Inc., a Delaware corporation (“Parent” or “Purchaser”), to act as Depositary and Paying Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Kezar Life Sciences, Inc., a Delaware corporation (“Kezar”), for: (i) $6.955 per Share in cash (the “Cash Amount”); plus (ii) one nontransferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. On March 29, 2026, the Kezar board of directors (the “Kezar Board”) unanimously: (i) determined that the Offer, the Merger (as defined in the Offer to Purchase) and the other transactions contemplated by the Agreement and Plan of Merger, dated as of March 30, 2026 (together with any amendments or supplements thereto, the “Merger Agreement”) and the Contingent Value Rights Agreement (the “CVR Agreement”) (collectively, the “Transactions”) are fair to, and in the best interests of

Kezar and its stockholders; (ii) approved and declared advisable the Merger and the execution, delivery and performance by Kezar of the Merger Agreement and the consummation by Kezar of the Transactions; (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time (as defined in the Offer to Purchase); and (iv) recommended that the stockholders of Kezar accept the Offer and tender their Shares pursuant to the Offer.
Pursuant to Section 10.13 of the Merger Agreement, Aurinia Pharmaceuticals Inc., a corporation amalgamated under the laws of the Province of Alberta (“Aurinia”) provided a guarantee to Kezar. Pursuant to Section 6.12 of the CVR Agreement, Aurinia provided a guarantee to the holders of CVRs and their representative appointed under the CVR Agreement. In each case, Aurinia guaranteed to Kezar, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, pursuant to the Merger Agreement and the CVR Agreement, respectively. Aurinia is considered a co-offeror in the Offer. As a co-offeror, Aurinia accepts joint responsibility for the accuracy of the disclosures made in the Offer to Purchase.
The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for the information of your clients only, together with the included Internal Revenue Service Form W-9;
3.	Kezar’s solicitation/recommendation statement on Schedule 14D-9; and
4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on May 8, 2026, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”) with an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent for the Offer at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Alliance Advisors, LLC
You may call Alliance Advisors, LLC, the Information Agent for the Offer, toll-free at 1-844-202-5733 or email them at kzr@allianceadvisors.com.